FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008
Commission File Number 001-10805
ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                           Form 40-F ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐                            No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.
THIS REPORT ON FORM 6-K SHALL BE DEEMED INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-9 (FILE NO. 333-147078) OF THE REGISTRANT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

     The Underwriting Agreement, dated as of July 30, 2008, among Rogers Communications Inc., Rogers Cable Communications Inc., Rogers Wireless Partnership, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the several underwriters named therein, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.
By:	/s/ Graeme H. McPhail
	Name:	Graeme H. McPhail
	Title:	Vice President, Associate General Counsel

Date: July 31, 2008

Exhibit Index

Exhibit Number	Description of Document

99.1	Underwriting Agreement, dated as of July 30, 2008, among Rogers Communications Inc., Rogers Cable Communications Inc., Rogers Wireless Partnership, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the several underwriters named therein.